

March 11, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
        Issuer CIK: 0001771146
        Issuer File Number: 333-234544 / 811-23439
        Form Type: 8-A12B
        Filing Date: March 11, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tuttle Capital Space Industry Income Blast ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications